United States

Securities and Exchange Commission

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-26224	51-0317849
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

1100 CAMPUS ROAD

PRINCETON, NEW JERSEY 08540

(Address of principal executive offices)

Carrie Anderson Executive Vice President and Chief Financial Officer	(609) 275-0500
(Name and telephone number, including area code, of the person to contact in connection with this report)

The rule pursuant to which this form is being filed, and the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 — Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Exhibit

Integra LifeSciences Holdings Corporation (“Integra,” the “Company,” “we,” “us” or “our”) is unable, at this time, to determine whether any of the tin, tantalum, tungsten or gold (the “Conflict Minerals”) used in its products may have originated in the Democratic Republic of the Congo or adjoining countries. Some of our suppliers have identified that products they provide to us may include recycled Conflict Minerals.

A Conflict Minerals Report is provided as an Exhibit to this Report under Section 2.01 below, and is available at the following internet website https://www.integralife.com/ConflictMineralsPolicy.

The Conflict Minerals Report is not required to be audited.

Section 2 — Exhibits

Item  2.01 — Exhibits

Exhibit 1.01 — Conflict Minerals Report

A Conflict Minerals Report is attached.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

By:	/s/ Carrie Anderson	May 29, 2020
Carrie Anderson Executive Vice President and Chief Financial Officer

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